AB 2/27

SEC 08026232 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTHAMPTON STREET, P.O. BOX 1659
(No. and Street)

EASTON	PA	18044-1659
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD., SUITE 102, ALLENTOWN, PA 18104
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, HENRY D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Suzanne V. Prasse, Notary Public
Stroudsburg Boro, Monroe County
My Commission Expires June 10, 2008
Member, Pennsylvania Association Of Notaries

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2007 and 2006, and the related income statements and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2007 and 2006, and the results of it's operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kirk, Summa & Co., LLP

February 13, 2008
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 89,070	$ 5,229
Certificate of deposit	35,681	34,153
Commissions receviable	8,389	12,832
TOTAL CURRENT ASSETS	133,140	52,214
FIXED ASSETS		
Office Equipment	53,359	53,359
Furniture & Fixtures	1,781	1,781
Less: Accumulated depreciation	(54,316)	(53,884)
TOTAL FIXED ASSETS	824	1,256
OTHER ASSETS		
Deposits with clearing organizations and others	-	5,000
TOTAL ASSETS	$ 133,964	$ 58,470
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 921	$ 3,065
Bank overdrafts	-	2,128
Commissions payable	33,378	9,624
Loan payable - officer	2,000	6,000
Accrued income tax	10,500	-
TOTAL CURRENT LIABILITIES	46,799	20,817
STOCKHOLDERS EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained earnings (deficit)	5,515	(43,997)
TOTAL STOCKHOLDER'S EQUITY	87,165	37,653
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 133,964	$ 58,470

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions	$ 895,348	$ 665,551
Interest income	1,528	1,375
Miscellaneous income	2,678	11,157
TOTAL REVENUES	899,554	678,083
SELLING EXPENSES	712,832	546,723
GENERAL AND ADMINISTRATIVE EXPENSES	126,710	134,053
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	839,542	680,776
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	60,012	(2,693)
PROVISION FOR INCOME TAXES	10,500	-
NET INCOME (LOSS) AFTER TAXES	49,512	(2,693)
RETAINED DEFICIT - BEGINNING OF YEAR	(43,997)	(41,304)
RETAINED EARNINGS (DEFICIT) - END OF YEAR	$ 5,515	$ (43,997)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 49,512	$ 2,006
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Items in net income not affecting cash:		
Depreciation	432	736
(Increase) decrease in current assets:		
Commissions receivable	4,443	10,251
Certificate of deposit	(1,528)	(2,990)
Increase (decrease) in current liabilities:		
Accounts payable	(2,144)	604
Bank overdrafts	(2,128)	120
Commissions payable	23,754	(5,427)
Accrued income tax	10,500	-
Loan payable -officer	(4,000)	-
TOTAL ADJUSTMENTS	29,329	3,294
NET CASH PROVIDED BY OPERATING ACTIVITIES	78,841	5,300
CASH FLOWS FROM INVESTING ACTIVITIES		
Refund of deposit	5,000	-
NET CASH USED IN INVESTING ACTIVITIES	5,000	-
NET INCREASE IN CASH	83,841	5,300
CASH AT BEGINNING OF YEAR	5,229	4,628
CASH AT END OF YEAR	$ 89,070	$ 9,928
SUPPLEMENTARY DISCLOSURES:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with maturities of three months or less.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2007 or 2006.

Use of Estimates

Generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

Depreciation

Equipment and furniture are stated at cost and are depreciated under accelerated cost recovery systems permitted for federal income tax purposes over estimated useful lives of five to seven years. Depreciation was $432 and $730 respectively for 2007 and 2006.

Maintenance and Repairs

Property and equipment are carried at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES-continued

Rent Expense

The Company has a month-to-month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $10,800 for 2007 and 2006.

Commissions Receivable

Commissions' receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years has assured collection.

NOTE B – OTHER ASSETS

Other assets consisted of the following at:

	2007	2006
Fidelity Destiny Reserve Account	$ -	$ 5,000
Total	$ -	$ 5,000

NOTE C – COMPUTATION OF NET CAPITAL

	2007	2006
Gross capital	$ 87,165	$ 37,654
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	2,000	6,000
Deduct Non-allowable Assets - Property, and Equipment, and Prepaid Expenses	(4,789)	(11,102)
Net capital	84,376	32,552
Net capital requirement	5,000	5,000
Excess net capital	$ 79,376	$ 27,552
Allowable aggregate indebtedness (12 times net capital)	$ 952,512	$ 390,624
Actual aggregate indebtedness	$ 44,799	$ 16,321

NOTE D – CERTIFICATE OF DEPOSIT

A certificate of deposit was purchased from Soverign Bank on November 19, 2003 in the amount of $30,000. The term is nine months and bears interest at 3.97 percent annually. The certificate of deposit has been continually renewed every six months. The value of the certificate of deposit was $35,681 and $34,153 at December 31, 2007 and 2006, respectively.

NOTE E - ADVERTISING COST

Advertising costs of $5,331 and $575 were incurred for the years ended December 31, 2007 and 2006, respectively. All advertising costs are expensed as incurred.

NOTE F – RELATED PARTY TRANSACTIONS

The loan payable - officer was from a shareholder – officer, Henry R. D'Alberto. There is no interest paid and no stated terms of repayment or interest.

NOTE G – INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income tax amounts to $10,500 in 2007 and $0 for 2006. The components of the provision for income taxes for the years ended December 31, 2007 and 2006 are as follows:

		2007	2006
Current	- Federal	$ 6,300	$ -
	- State	4,200	-
		$ 10,500	$ -

NOTE H – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
American Financial Associates, Inc.

In planning and performing our audit of the accompanying financial statements and supplementary schedule of American Financial Associates, Inc. (the Company), for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error and fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Is not intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

February 13, 2008
Allentown, PA

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2007 and 2006, and have issued our report thereon dated February 13, 2008. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the following statements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 13, 2008
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
SELLING EXPENSES		
Advertising	$ 5,331	$ 575
Auto lease and expense	6,729	4,414
Commissions	692,408	534,743
Entertainment	1,192	395
Meetings	-	1,322
Regulatory fees	5,489	4,658
Training programs	728	-
Travel	955	616
TOTAL SELLING EXPENSES	712,832	546,723
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank and other charges	320	2,240
Computer expenses	2,591	6,289
Contributions	130	170
Depreciation	432	736
Dues and subscriptions	139	687
Employee benefits	13,677	10,544
Insurance	2,571	4,357
Licenses and permits	6,327	440
Miscellaneous	1,218	201
Office suppplies	4,628	2,434
Payroll taxes	5,236	5,762
Postage	2,332	2,188
Professional fees	7,174	10,583
Rent	10,800	10,800
Repairs and maintenance	938	623
Salaries	59,346	64,856
Sales expenses	269	-
Taxes - other	-	1,737
Telephone	6,393	7,672
Utilities	2,189	1,734
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	126,710	134,053
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 839,542	$ 680,776

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2007 AND 2006

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2007	2006	2007	2006	2007	2006
A)	Gross Capital	$ 85,059	$ 37,493	$ 2,106	$ 161	$ 87,165	$ 37,654
B)	Add:						
	Liabilities subordinated to claims of general creditors allowable in computation of net capital	2,000	6,000	-	-	2,000	6,000
C)	Deduct:						
	Total nonallowable assets from Statement of Financial Condition	(4,789)	(11,102)	-	-	(4,789)	(11,102)
	Net capital	$ 82,270	$ 32,391	$ 2,106	$ 161	$ 84,376	$ 32,552

		2007	2006
A)	Reconciliation of Adjustments:		
	Adjustments to Gross Capital:		
	Adjustment to receivables	$ -	$ (4,845)
	Adjustment to payables	-	3,633
	Adjustment for voided checks	578	-
	Adjustment to Certificate of Deposit	1,528	1,373
	Total Adjustments	$ 2,106	$ 161

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Beginning Liability - January 1	$ 6,000	$ -
Additions:	-	6,000
Subtractions:	4,000	-
Ending Balance - December 31	$ 2,000	$ 6,000

AMERICAN FINANCIAL ASSOCIATES, INC.
FINANCIAL STATEMENT DISTRIBUTION LIST
DECEMBER 31, 2007

	Copies
American Financial Associates, Inc. 1700 Northampton Street PO Box 1659 Easton, PA 18044-1659	5
NASD Member Regulation Programs/Systems Support 9509 Key West Avenue, 3rd Floor Rockville, MD 20850	1
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	1
Securities and Exchange Commission Mellon Independence Center 701 Market Street Suite 2000 Philadelphia, PA 19106	1
Securities and Exchange Commission 233 Broadway New York, NY 10279	1
FINRA Attn: Rachel Shirley 1818 Market Street 14th Floor Philadelphia, PA 19103	1

END